UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION  AND NOTICE OF TERMINATION OF REGISTRATION  UNDER SECTION 12(g) OF
THE SECURITIES  EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-49756

WGL Entertainment Holdings, Inc.
(Exact name of registrant as specified in its charter)

963 Helmsley Court, Unit 107
Lake Mary, FL 32746	(407) 328-8538
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $.001 per share
(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please  place an X in the box(es) to  designate  the  appropriate  rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	|X|	Rule 12h-3(b)(1)(ii)	|_|
Rule 12g-4(a)(2)	|X|	Rule 12h-3(b)(2)(i)	|_|
Rule 12h-3(b)(1)(i)	|_|	Rule 12h-3(b)(2)(ii)	|_|
		Rule 15d-6	|_|

Approximate number of holders of record as of the certification or notice date:  130

          Pursuant to the requirements of the Securities Exchange Act of 1934, WGL Entertainment Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 18, 2007	By: /s/ Michael S. Pagnano
Michael S. Pagnano, President and Chief Executive Officer

Instruction:  This  form is  required  by Rules  12g-4,  12h-3  and 15d-6 of the General Rules and  Regulations  under the  Securities  Exchange Act of 1934. The registrant  shall file with the Commission three copies of Form 15, one of which shall be manually signed.  It may be signed by an officer of the registrant,  by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.